UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)

YAYI INTERNATIONAL INC.
(Name of Issuer)

985290105
(CUSIP Number)

SAIF Partners III LP
Suite 2115, Two Pacific Place
88 Queensway
Admiralty, Hong Kong
+852-2918-2214
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2009
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAIF Partners III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,306,120 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,306,120 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,306,120 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.97% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 15,306,120 shares of the common stock, par value $0.001 per share (the "Common Stock") of Yayi International Inc. (the "Company") which may be acquired by conversion of 1,530,612 shares of Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") at any time, at the option of the Reporting Persons (as defined below). On June 18, 2009, SAIF Partners III L.P. ("SAIF Partners") entered into a series A preferred stock purchase agreement (the "Stock Purchase Agreement") with Global Rock Stone Industrial Ltd ("Global Rock"), Charleston Industrial Ltd.("Charleston"), Tianjin Yayi Industrial Co., Ltd., a Chinese subsidiary of the Company ("Tianjin Yayi"), the Company’s CEO and President, Ms. Li Liu and Mr. Feng Shek, husband of Ms. Liu. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 18, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into a voting agreement (the "Voting Agreement") with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board of Directors of the Company (the "Board") will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, SAIF Partners may be deemed to have formed a "group" with Global Rock. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.89%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,303,113 shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that SAIF Partners is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAIF III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,306,120 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,306,120 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,306,120 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.97% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 15,306,120 shares of the Common Stock of the Company which may be acquired by conversion of 1,530,612 shares of Series A Preferred Stock at any time, at the option of the Reporting Persons (as defined below). On June 18, 2009, SAIF Partners entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Liu and Mr. Shek. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 18, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into the Voting Agreement with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, SAIF Partners may be deemed to have formed a "group" with Global Rock. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.89%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,303,113 shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that SAIF Partners is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAIF III GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,306,120 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,306,120 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,306,120 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.97% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 15,306,120 shares of the Common Stock of the Company which may be acquired by conversion of 1,530,612 shares of Series A Preferred Stock at any time, at the option of the Reporting Persons (as defined below). On June 18, 2009, SAIF Partners entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Liu and Mr. Shek. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 18, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into the Voting Agreement with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, SAIF Partners may be deemed to have formed a "group" with Global Rock. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.89%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,303,113 shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that SAIF Partners is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew Y. Yan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,306,120 shares of Common Stock (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,306,120 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,306,120 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.97% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 15,306,120 shares of the Common Stock of the Company which may be acquired by conversion of 1,530,612 shares of Series A Preferred Stock at any time, at the option of the Reporting Persons (as defined below). On June 18, 2009, SAIF Partners entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Liu and Mr. Shek. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 18, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into the Voting Agreement with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, SAIF Partners may be deemed to have formed a "group" with Global Rock. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.89%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,303,113 shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that SAIF Partners is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

Andrew Y. Yan is the sole shareholder and sole director of SAIF III GP Capital Ltd., a limited liability entity formed under the laws of the Cayman Islands, the sole general partner of SAIF III GP, L.P., a limited partnership formed under the laws of the Cayman Islands, which in turn is the sole general partner of SAIF Partners III L.P., a limited partnership formed under the laws of the Cayman Islands.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is Yayi International Inc., a Delaware corporation (the "Company"), which has its principal executive offices at No. 9 Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin 300384, China. This Schedule 13D relates to the Company’s Common Stock, $0.001 par value per share.

Item 2. Identity and Background.

(a) This statement is jointly filed by SAIF Partners III LP, a limited partnership formed under the laws of the Cayman Islands ("SAIF Partners"), SAIF III GP, L.P., a limited partnership formed under the laws of the Cayman Islands, ("SAIF GP"), SAIF III GP Capital Ltd., a limited liability entity corporation formed under the laws of the Cayman Islands ("SAIF Capital") and Andrew Y. Yan, a citizen of Hong Kong Special Administrative Region, the People’s Republic of China (collectively with the foregoing, the "Reporting Persons"). Andrew Yan is the sole director and sole shareholder of SAIF Capital., which is the general partner of SAIF GP, which in turn is the general partner of SAIF Partners.

(b) The principal business address of each of the Reporting Persons is Suite 2115-2118, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(c) The principal business of SAIF Partners is to make investments in companies in China and India. The principal business of SAIF GP and SAIF Capital is to serve as the general partners and advisers in the of various investment vehicles, including SAIF Partners. The principal business of Andrew Y. Yan is acting as the sole director of SAIF Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Andrew Yan is a citizen of Hong Kong Special Administrative Region, the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Funds used for the purchase of 1,530,612 shares of Series A Preferred Stock reported herein were derived from available capital of SAIF Partners. A total of $15.0 million was paid to acquire such shares.

Item 4. Purpose of Transaction.

On June 18, 2009, the Company entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Liu, Mr. Shek and SAIF Partners. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of the Company’s Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. The Series A Preferred Stock is convertible into the Company’s Common Stock at an initial conversion price at $0.98 per share at any time, at the option of the holder, which implies that each Series A Preferred Stock is initially convertible into the Common Stock on a 1-to-10 basis. However, such conversion price is subject to stock split, recapitalization and other anti-dilution protection, as well as adjustments based on the Company’s financial performance.

In connection with the Stock Purchase Agreement, the Company, Global Rock, Ms. Li Liu and Mr. Feng Shek entered into the Voting Agreement with SAIF Partners, pursuant to which, among other things, SAIF Partners, Global Rock, Mr. Feng and Ms. Liu agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

On June 18, 2009, the Company and SAIF Partners also entered into a management rights agreement (the "Management Rights Agreement"), pursuant to which, SAIF Partners has the right to consult with and advise the management of the Company on significant business issues, including the management’s proposed annual and quarterly operating plans. SAIF Partners also has the right to examine the books and records of the Company and any of its subsidiaries and inspect the facilities of the Company and any of its subsidiaries.

In addition, on June 16, 2009, the Company filed a Certificate of Designation of Series A Preferred Stock with the Secretary of State of the State of Delaware (the "Certificate"), which became effective upon filing. Pursuant to the Certificate, there are 1,530,612 shares of Series A Preferred Stock authorized. The holders of the Series A Preferred Stock are entitled to receive non-cumulative dividends, when, as and if declared by the Board. The shares of Series A Preferred Stock may be converted into the Company’s Common Stock at the option of the holders of the Series A Preferred Stock in whole or in part at any time at an initial conversion price of $0.98, subject to future adjustments set forth in the Certificate. Specifically, the Certificate established a minimum after-tax net income threshold of $10.45 million for the 12-month period ending June 30, 2010 and $14.3 million for the 12-month period ending June 30, 2011 (the "2011 Net Income Threshold"). If the Company fails to achieve these net income thresholds, then the conversion price of the Series A Preferred Stock is reduced in accordance with a formula specified in the Certificate. The adjustment applicable to the 12-month period ending June 30, 2011, however, contains a grace period that provides the Company with additional time if it has not achieved the 2011 Net Income Threshold by June 30, 2011. If the Company has not achieved the 2011 Net Income Threshold, the conversion price will be instead adjusted based on the Company’s after-tax net income on an annualized basis for an 18-month period ending December 31, 2011.

The Reporting Persons acquired the shares in the Company pursuant to the Stock Purchase Agreement for investment in the ordinary course of its business in a private placement by the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, the reaction of the Company to the Reporting Persons’ ownership of the Company’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide, or take such further actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, none of the Reporting Persons have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, SAIF Partners beneficially owns 15,306,120 shares of the Common Stock of the Company which may be acquired by conversion of 1,530,612 shares of Series A Preferred Stock at any time, at the option of the Reporting Persons, on a 1-for-10 basis, representing approximately 36.79% of the outstanding shares of the Common Stock of the Company. Andrew Y. Yan, SAIF Capital and SAIF GP may be deemed to be beneficial owners for purposes of filing this Schedule 13D, each of which disclaims beneficial ownership in such shares, except to the extent of their pecuniary interest therein. In addition, by virtue of the Voting Agreement, SAIF Partners may be deemed to have formed a "group" with the Global Rock and therefore all of the Reporting Persons may be deemed to have beneficial ownership over the 15,024,725 shares of the Company’s Common Stock owned by Global Rock, thus having beneficial ownership of over 72.89% of the shares of the Company’s Common Stock.

Notwithstanding the fact that SAIF Partners is a party to the Voting Agreement and as a result, the Reporting Persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

(b) By virtue of his direct and indirect control of SAIF Capital, SAIF GP and SAIF Partners, Andrew Yan is deemed to have sole voting and dispositive powers with respect to the shares of Common Stock beneficially owned by SAIF Partners, as to which SAIF Capital, SAIF GP and SAIF Partners are deemed to have shared voting and dispositive powers.

In addition, by virtue of the Voting Agreement, the Reporting Persons may be deemed to have formed a "group" with Global Rock. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.89%, of the shares of the Company’s Common Stock. Each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

(c) The Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) Pursuant to a pledge agreement between Global Rock and SAIF Partners, dated June 18, 2009 (the "Pledge Agreement"), Global Rock pledged all of the 15,024,725 shares of Common Stock that it owns to SAIF Partners to secure the Company’s certain obligations under the Stock Purchase Agreement. Other than that, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current reports on Form 8-K filed by the Company on June 12, 2008 and June 19, 2009, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement (filed herewith)
2.	Series A Preferred Stock Purchase Agreement, by and among Yayi International Inc., Global Rock Stone Industrial Ltd, Charleston Industrial Ltd, Tianjin Yayi Industrial Co., Ltd., Li Liu, Fung Shek and SAIF Partners III L.P., dated June 18, 2009. (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed June 19, 2009)
3.	Voting Agreement, by and among Yayi International Inc., Global Rock Stone Industrial Ltd, Li Liu, Fung Shek and SAIF Partners III L.P., dated June 18, 2009. (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed June 19, 2009)
4.	Management Rights Agreement, by and between Yayi International Inc. and SAIF Partners III L.P., dated June 18, 2009. (incorporated by reference to Exhibit 10.3 of Issuer’s Form 8-K filed June 19, 2009)
5.	Certificate of Designation of Series A Preferred Stock, as filed with the Secretary of State of the State of Delaware, June 16, 2009. (incorporated by reference to Exhibit 3.1 of Issuer’s Form 8-K filed June 19, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2010

SAIF PARTNERS III L.P.
SAIF III GP, L.P.
SAIF III GP CAPITAL LTD.

Signature	/s/ Andrew Y. Yan
Andrew Y. Wan, as Sole Director of SAIF II GP Capital Ltd., the General Partner of SAIF III GP, L.P., the General Partner of SAIF Partners III LP

Andrew Y. Yan

Signature	/s/ Andrew Y. Yan